October 3, 2007

Mail Stop 4561

Mr. Paul Roszel
Chairman of the Board of Directors
RecycleNet Corporation
175 East 400 South, Suite 900
Salt Lake City, UT 84111

> **Re:** **RecycleNet Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed 3/19/07**
> **File No. 1-15497**

Dear Mr. Roszel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page F-6

1. We note from page F-10 that your shareholders assumed the common stock and accumulated losses of Scrap China Corporation as the result of a spin-off. Please advise why you have recorded $58,624 as a cash inflow from financing activities. It appears that this was a non-cash transaction. In your response tell us what the journal entry was to record the contribution of $58,624.

Exhibit 31

2. In future filings please remove the reference to the certifying officer's title in the introductory paragraph as the certification is to be made in a personal capacity.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Daniel Gordon at (202) 551-3486 or me at (202) 551-3429 if you have questions.

Sincerely,

Kristi Marrone
Staff Accountant